Vasogen Inc.                                                   Quest Diagnostics

Renseignements :                                                Renseignements :
Glenn Neumann, relations avec les           Gary Samuels (medias) (201) 393-5700
investisseurs                       Cathy Doherty (investisseurs) (201) 393-5030
2155 Dunwin Drive                                 Quest Diagnostics Incorporated
Mississauga (Ontario) Canada L5L 4M1                          One Malcolm Avenue
Tel : (905) 569-9065   Fax : (905) 569-9231                  Teterboro, NJ 07608
www.vasogen.com / investor@vasogen.com

Justin Jackson (medias)/
Jonathan M. Nugent (investisseurs)
Burns McClellan
(212) 213-0006

--------------------------------------------------------------------------------

POUR DIFFUSION IMMEDIATE

          VASOGEN ET QUEST DIAGNOSTICS FORMENT UNE ALLIANCE STRATEGIQUE
                        POUR COMMERCIALISER CONJOINTEMENT
                     UN TRAITEMENT DE MODULATION IMMUNITAIRE


TETERBORO (New Jersey) et TORONTO (Ontario), le 7 novembre 2001 -- Quest Diagnostics Incorporated (NYSE : DGX), le plus important fournisseur americain de tests, d'informations et de services dans le domaine de la medecine diagnostique, et Vasogen Inc. (TSE : VAS; AMEX : MEW), une societe oeuvrant au developpement de traitements de modulation immunitaire pour des maladies inflammatoires ont annonce aujourd'hui la formation d'une alliance strategique pour commercialiser conjointement le traitement de modulation immunitaire de Vasogen aux Etats-Unis. Le traitement de modulation immunitaire de Vasogen cible la cause fondamentale d'une vaste gamme de maladies en modulant de facon benefique les processus destructeurs inflammatoires.

En vertu des termes de l'entente, Quest Diagnostics a obtenu les droits exclusifs pour distribuer le traitement de modulation immunitaire de Vasogen aux Etats-Unis. Alors que les essais cliniques sur le traitement de modulation immunitaire de Vasogen progressent dans les domaines des maladies cardiovasculaires, auto-immunes et anti-inflammatoires, Vasogen et Quest Diagnostics travailleront en collaboration afin de mettre en place une infrastructure de distribution pour reussir la mise en marche du produit. Les deux societes partageront les revenus provenant de ses ventes. En vertu de l'entente, Quest Diagnostics investira 7,5 millions $ US dans le capital-actions de Vasogen. De plus, Quest Diagnostics conservera les droits exclusifs en contrepartie de paiements d'etapes lors de l'obtention des approbations de la FDA.

((Vasogen a developpe une intervention therapeutique qui cible des maladies touchant des millions d'Americains,>> a mentionne Surya Mohapatra, Ph.D., president et chef des operations de Quest Diagnostics. ((Nous sommes heureux de collaborer avec Vasogen pour introduire ce nouveau traitement novateur sur le marche americain.>>

((Quest fournit la meilleure combinaison en matiere d'expertise en soins de la sante, de couverture geographique et d'infrastructure pour les services aux patients afin de supporter la commercialisation aux Etats-Unis et la croissance des revenus,>> a declare David Elsley, president et chef de la direction de Vasogen.

A propos de Quest Diagnostics
Quest Diagnostics, basee a Teterboro (New Jersey), est le plus important fournisseur americain de tests, d'informations et de services dans le domaine de la medecine diagnostique avec des revenus annuels de 3,4 milliards $. L'entreprise compile des informations avec ses activites diagnostiques qui permettent aux professionnels de la sante et aux consommateurs de prendre de meilleures decisions pour ameliorer la sante. Quest Diagnostics offre aux patients et aux medecins le plus grand acces en matiere de tests diagnostiques, grace a son reseau national d'environ 30 laboratoires multi-services, 150 laboratoires d'intervention rapide et plus de 1 300 centres de services aux patients ou les prelevements sont recueillis. Quest Diagnostics est le plus important fournisseur de tests specialises incluant des tests a base genetique, et est le chef de file en matiere de tests medicaux routiniers, de tests de depistage de drogue, et de tests pathologiques anatomiques pour les cliniques externes. Quest Diagnostics offre aux institutions de soins de la sante ainsi qu'aux medecins des solutions a la fine pointe de la technologie qui ameliorent la gestion de la sante. Grace a des partenariats avec des entreprises dans les domaines pharmaceutiques, biotechnologiques et des sciences de l'information, Quest Diagnostics fournit le support necessaire a l'acceleration du developpement de nouveautes en soins de la sante et de nouveaux traitements. Pour des renseignements supplementaires sur l'entreprise, visitez le : www.questdiagnostics.com.

A propos de Vasogen
Vasogen Inc., basee a Toronto, se concentre sur la recherche, le developpement et la commercialisation de traitements de modulation immunitaire pour le traitement des maladies cardiovasculaires, auto-immunes et inflammatoires. La plate-forme technologique de traitement de Vasogen utilise la reponse physiologique du systeme immunitaire sur les cellules endommagees, favorisant ainsi un environnement anti-inflammatoire en modulant de facon benefique les cytokines inflammatoires et anti-inflammatoires. Le traitement de modulation immunitaire de Vasogen est administre dans une clinique externe. La procedure, d'une duree de 20 minutes, implique le traitement d'un petit echantillon des cellules sanguines grace a une technologie de dispositifs medicaux exclusive suivi de l'administration des cellules endommagees au patient. Le principal programme clinique de la Societe qui fait actuellement l'objet d'essais cliniques determinants aux Etats-Unis, concerne l'application du traitement de modulation immunitaire a la maladie arterielle peripherique. Le traitement de modulation immunitaire de Vasogen fait egalement l'objet d'essais cliniques pour plusieurs autres maladies caracterisees par l'inflammation et le dysfonctionnement du systeme immunitaire, incluant le psoriasis, l'insuffisance cardiaque globale, la lesion provoquee par l'ischemie et la perfusion repetee, la leucemie lymphocytique chronique et la reaction du greffon contre l'hote. Vasogen progresse egalement avec le developpement d'un traitement de modulation immunitaire pour les maladies neuro-inflammatoires. Pour de plus amples renseignement sur la Societe, visitez le : www.vasogen.com.


Les elements contenus dans ce communique de presse, autres que les faits historiques mais incluant ceux relatifs a la recherche scientifique et clinique, aux plans d'affaires, aux associations strategiques et a la protection de la propriete intellectuelle, sont prospectifs relativement aux conditions de la notice legale relative a la legislation sur les valeurs mobilieres de 1995 aux Etats-Unis (Private Securities Litigation Reform Act of 1995). Ces declarations de nature speculative decrivent les attentes, plans, resultats ou strategies futurs et sont generalement accompagnees de mots tels que ((futur)), ((plan)), ((planifie)), ((devrait)), ((pourrait)), ((prevu)), ((anticipe)), ((propose)), ((eventuellement)) ou ((projet)). Ces declarations sont tributaires d'un certain nombre de risques et d'incertitudes et les evenements, circonstances et resultats reels pourraient differer significativement de ceux qui sont prevus dans le present document. Ces risques, comprenant notamment le succes des programmes de recherche et de developpement, les approbations des organismes de reglementation, la competition et la capacite de financement, sont enumeres dans les rapports trimestriels et annuels que la Societe depose aupres des commissions des valeurs mobilieres au Canada et aux Etats-Unis. es deux entreprises sont tenues de presenter periodiquement aux autorites concernees. Ces declarations prospectives sont donc fait a la date indique sur ce document et Vasogen se degage de toutes intentions ou obligations de mettre a jour ou de reviser ces declarations prospectives a la lumiere de nouvelles informations, d'evenements futurs ou d'autres elements.